UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2004

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F [ ] Form 40-F [X]

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes [ ] No [X]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation (Registrant)

Date: February 13, 2004

By:	/s/ Stuart Snyder Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated February 13, 2004 — SETTLEMENT DATE FOR CINAR LITIGATION FURTHER EXTENDED TO MONDAY, FEBRUARY 16

TO:	News editors and directors, assignment editors, journalists and columnists: business, finance and communications news

FROM:	CINAR

DATE:	February 13, 2004

RE:	For immediate release

SETTLEMENT DATE FOR CINAR LITIGATION FURTHER EXTENDED TO MONDAY, FEBRUARY 16

MONTREAL, February 13, 2004 — CINAR Corporation announced today that the deadline for the various litigation settlements related to the Company has been extended once again to Monday, February 16, 2004, at 8:00 A.M. ET, subject to approval by the Superior Court of Quebec. This extension has been accepted by the investor group comprised of Michael Hirsh, Toper Taylor and TD Capital Canadian Private Equity Partners, who announced on October 30, 2003, the conclusion of a definitive agreement with CINAR to acquire the Company for US$3.60 a share.

“The parties are continuing to discuss the settlement of litigation before shareholders vote on the proposed agreement at a special meeting that will take place on Tuesday, February 17, 2004,” said Stuart Snyder, President and CEO of CINAR.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

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INFORMATION:	Nathalie Bourque (514) 843-2309